OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49007

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BestVest Investments, Ltd.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 North Jackson Street, Suite 305
_____(No. and Street)_____

Media   PA   19063
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James W. O'Connor, Pres.   (610)901-2870
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo and Chiaverelli LLC
_____(Name – *if individual, state last, first, middle name*)_____

One Bala Avenue, Ste 204   Bala Cynwyd   PA   19004
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, James W. O'Connor _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BestVest Investments, Ltd. _____, as of ___ 12/31 ___, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Commonwealth of Pennsylvania - Notary Seal
GENNARO VUONO - Notary Public
Montgomery County
My Commission Expires Jan 14, 2023
Commission Number 1172589

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BestVest Investments, LTD.

Financial Statements

and Additional Information

December 31, 2020

BestVest Investments, LTD.

December 31, 2020

Table of Contents

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
BestVest Investments

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BestVest Investments(the "Company"), as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

[signature] CPA's LLC

February 16, 2021

Bala Cynwyd, PA 19004

BestVest Investments, LTD.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$ 565,160
Receivable from Broker-Dealers	97,298
Advances and Other Receivables	1,045,880
Restricted Cash	50,000
Right of use lease asset, net	54,184
TOTAL ASSETS	**$1,812,522**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 285,786
Lease Liability	56,737
TOTAL LIABILITIES	**$ 342,523**

STOCKHOLDER'S EQUITY

Common Stock, no par value	10,000
60,000 shares authorized	
10,000 shares issued and outstanding	
Additional Paid In Capital	1,310,000
Retained Earnings	149,999
TOTAL STOCKHOLDER'S EQUITY	1,469,999
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,812,522

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Income
Year Ended December 31, 2020

REVENUES

Commissions	986,320
Interest and Dividends	13,549
Investment Advisory Fees	421,374
Mutual Fund Fees	596,342
Other Income	24,525
Total Revenues	$2,042,110

EXPENSES

Commission and Fee Expense	778,318
Compensation and Benefits	956,649
Clearing and Execution Expense	63,784
Occupancy	57,197
Other Expenses	186,698
Total Expenses	$2,042,645

Net Loss from Operations	$ (536)

OTHER INCOME

PPP Loan Forgiveness	$189,100
NET INCOME	$188,564

-4-

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

Schedule of Retained Earnings

Beginning Retained Deficit	($ 38,565)
Net Income	188,564
Retained Earnings	$149,999

Schedule of Additional Paid-In-Capital

Additional Paid in Capital	$1,310,000
Additional Paid in Capital	$1,310,000

Schedule of Common Stock

Common Stock, without par value,
  60,000 shares authorized,
  10,000 shares issued and authorized
	$10,000

Common Stock	$10,000
Total Stockholder's Equity	$1,469,999

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows used by operating activities:	
Net Income	$ 188,564
Adjustments to reconcile net income to cash used by operating activities:	
Non-cash PPP Loan Forgiven	(189,100)
Change in commissions receivable	1,062
Change in advances	(16,686)
Change in Investment	
Change in Deposits and Prepaids	-0-
Change in Other Assets	4,569
Change in Right of Use Lease Asset	5,782
Change in accounts payable and accrued expenses	(46,301)
Change in Lease Liability	(6,055)
Net cash used by operating activities	(58,165)
Cash flows from investing activities:	
Net cash used for investing activities	-0-
Cash flows from financing activities:	
PPP Loan Forgiveness	189,100
Net cash from financing activities	-0-
Net change in cash and cash equivalents	130,935
Cash and cash equivalents at beginning of year	434,225
Cash and cash equivalents end of year	$ 565,160

Supplemental Disclosure of Cash Flow Information –

Interest Paid $1,661

The accompanying notes are an integral part of these financial statements

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on January 20, 1995 under the laws of the State of Michigan. It is a broker-dealer registered with the SEC and is a member of FINRA. It is engaged in the sale of securities including equities, municipal bonds and other financial instruments. The company also has insurance and investment advisory businesses.

The following comprise the company's significant accounting policies:

Method of Accounting

The Company maintains its books and records on the accrual basis recognizing revenue when earned and expenses when incurred in conformity with generally accepted accounting principles.

Recognition of Revenue

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Mutual Fund Fees received (12b-1 Fees) are recognized as income by the Company as received from the fund companies. Investment Advisory Fees are earned through client contractual agreements.

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" ("**ASC 740-10**"). ASC 740-10 Clarifies the accounting for uncertainty in

income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2020, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2020 to 2016 remain open for audit.

ASC 606 Revenue Recognition

The Company classifies its revenues into the following categories:

Mutual fund fees - The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly. Monthly 12b-1 fees are recognized as received while quarterly 12b-1 fees are accrued monthly using managements best estimate based on prior quarterly fees received.

Principal transactions–the Company effects riskless principal transactions which are trades executed through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Revenue from riskless principal transactions consists of mark-ups and mark-downs that result from the Company's purchase and sale of over-the-counter corporate obligations, certificates of deposit including structured notes, and municipal obligations. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Commissions – consist of charges to clients for the purchase or sale of equities, options, and some fixed income products. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

ASC 606 Revenue Recognition (Continued)

Account maintenance fees – consist of fees charged to clients for various services performed by the Company including the supervision of account activity, ensuring compliance with industry rules and regulations, distributing client funds as requested, and other administrative and operational activities. This fee is charged semi-annually in advance. There is no contract or specific performance obligation associated with the fee however the fee is deferred and recognized over the six month period.

Transaction processing and other account related fees – consist of ticket charges, service fees, wire transfer fees, and other fees associated with processing transactions and client requests. These fees are charged as the specific performance obligation is performed and recognized as received.

ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC842"). which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard was adopted on January 1, 2020 using the modified retrospective method described within ASC 842. Under the new standard, the initial measurement will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis.

Subsequent to commencement, we have measured the lease liabilities at the present value of the unpaid lease payments, discounted using the rate established at commencement. The lease liabilities are included in Lease Liabilities in the accompanying Statement of Financial Condition.

We will recognize the following amounts in earnings each period of the lease term:

- A single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. The remaining lease cost equals the total lease payments for the lease term, plus total initial direct costs incurred, less the periodic lease cost previously recognized. If an operating lease ROU asset has been impaired, for each period from the date of impairment through the end of the lease term, the single lease cost is calculated as the sum of the accretion of the lease liability and the amortization of the ROU asset.
- Any variable lease payments, in the period in which the obligation is incurred, or achievement of the target that triggers the variable payments becomes probable.
- Any impairment of the ROU asset.

We have included the costs of the operating leases in Other Expenses in the accompanying Statement of Income.

Impairment Testing

We subject ROU assets to impairment testing in a manner consistent with other long-lived assets. If the ROU asset is impaired, we amortize the remaining ROU asset evenly over the remaining lease term, except that in periods after the impairment, we continue to present a single lease cost in earnings.

ASC 842 Leases (Continued)

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had a net capital of $ 403,038 which was $383,815 in excess of its required net capital of $19,223. The Company's net capital ratio was .72 to 1.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market price

NOTE 5 – GUARANTEES

ASC 460-10, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

NOTE 6 - REGULATORY ACTIONS

The Company had no regulatory actions during the fiscal year.

NOTE 7 – COMMITMENTS

The Company has a lease agreement for office space in Media, PA. The term of this lease is from March 1, 2021 to February 28, 2022. In addition, the Company is obligated to pay for the proportional amount of the building costs. Future minimum lease payments as of December 31, 2020 are as follows:

2021	$ 47,281
2022	9,456
Total	$56,737
Less Discount to Present Value	$ 2,553
Total Finance Lease Liability	54,184

Rent expense for 2020 was $57,602.

NOTE 8 – PPP LOAN

On 4/27/2020, the Company received the funding of a loan from a lending institution in the aggregate amount of $189,100 pursuant to the Paycheck Protection Program (the "PPP") under the Federal Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which was enacted March 27, 2020. The PPP is administered by the U.S. Small Business Administration ("SBA"). The PPP loan matures 4/27/2022 and bears interest at a rate of 1.0% per year, payable monthly commencing during 4/27/2020. The loan may be prepaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

The Company has elected to account for the proceeds of the loan as a government grant under *International Accounting Standard 20 ("IAS 20"), Accounting for Government Grants and Disclosure of Government Assistance.* Under IAS 20, the loan amount is initially recorded as a deferred income liability on the balance sheet and forgiveness income is recognized on a systematic basis over the periods in which the qualifying expenses are incurred when the Company determines that the forgiveness is reasonably assured. During the year ended December 31, 2020, the Company recognized forgiveness income of $189,100 which is included as a component of other income on the statement of operations.

NOTE 9 – SUBSEQUENT EVENTS

Events of the Company subsequent to December 31, 2020 have been evaluated through February 16, 2021, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2020. No subsequent events were identified that required disclosure.

NOTE 10 -- SUBSEQUENT EVENTS AND UNCERTAINTIES – PANDEMIC

In December 2019, a novel strain of the Coronavirus (COVID-19) emerged. While initially concentrated in China, the outbreak has spread to other countries, including the United States. In March 2020, the World Health Organization officially characterized COVID -19 as a global pandemic. Management is currently responding to the existing effects and planning for the potential future effects that the COVID-19 pandemic may have on our operations. Based on the nature of our business, management cannot at this time determine the impact of this issue on our operations; however, due to the uncertainties of the broader effects of the outbreak on the overall economy, our future results of operations could be adversely affected.

BESTVEST INVESTMENTS, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. RBC Correspondent Services is the clearing broker.

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital	$1,469,999
Deduct non-allowable assets	
Investments and receivables from affiliates and prepaids	1,045,880
Other deductions and/or charges	21,081
Total Deductions	1,066,961
Net Capital before haircuts	$ 403,038
Less: Haircuts	0
Net Capital	$ 403,038

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$285,786
Excess Lease Liability	2,553
Total aggregate indebtedness	288,339

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital requirement	19,223
Excess net capital at 1500%	$374,203
Excess net capital at 1000%	$383,815
Ratio: Aggregate Indebtedness to Net Capital	.72 to 1

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2020

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2020

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 216,490
Net Audit Adjustments:	
PPP Loan Forgiveness	189,100
Excess Lease Liability	(2,553)
Net Capital per above (Note-2)	$ 403,038

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
BestVest Investments
Media, PA

We have reviewed management's statements, included in the accompanying Exemption Report, on which BestVest Investments identified the following provisions of 17 C.F.R. ~15c3-3(k) under which BestVest Investments claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and BestVest Investments stated that BestVest Investments met the identified exemption provisions throughout the most recent fiscal year without exception. BestVest Investments' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BestVest Investments' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli CPA's LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 16, 2021



600 North Jackson St.
Suite 305
Media. PA 19063

800-434-1776
610-891-2860
Fax: 610-565-8819

February 16, 2021

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief that:

1. The Firm claimed an exemption from SEC rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2020 to December 31, 2020;

2. The Firm met the identified exemption provisions in SEC rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2020 to December 31, 2020 without exception.

Signed: _____ Date: 2/16/2021

James W. O'Connor, President
BestVest Investments, Ltd.
600 N. Jackson Street, Suite 305
Media, PA 19063
(610) 891-2870

-18-

Member FINRA/SIPC

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
BestVest Investments, Ltd

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities
Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC)
Series 600 Rules, which are enumerated below and were agreed to by BestVest
Investments, Ltd and the SIPC, solely to assist you and SIPC in evaluating BestVest
Investments, Ltd's compliance with the applicable instructions of the General
Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020.
BestVest Investments, Ltd's management is responsible for its Form SIPC-7 and for its
compliance with those requirements. This agreed-upon procedures engagement was
conducted in accordance with standards established by the Public Company Accounting
Oversight Board (United States) and in conformance with attestation standards
established by the American Institute of Certified Public Accountants. The sufficiency of
these procedures is solely the responsibility of those parties specified in this report.
Consequently, we make no representation regarding the sufficiency of the procedures
described below either for the purpose for which this report has been requested or for any
other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-
   17A-5 for the year ended December 31, 2020, with the Total Revenue amount
   reported in Form SPIC-7 for the year ended December 31, 2020, noting no
   differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules
   and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-
   7 and in the related schedules and working papers supporting the adjustments,
   noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with
   the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of
which would be the expression of an opinion or conclusion, respectively, on BestVest

Investments, Ltd's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of BestVest Investments, Ltd and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 16, 2021

BESTVEST INVESTMENTS, LTD.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIIES INVESTOR PROTECTION COPRPORATION
YEAR ENDED DECEMBER 31, 2020

Period Covered Amount	Date Paid	
General assessment reconciliation for the period January 1, 2020 to December 31, 2020		$ 792
Payment Schedule:		
SIPC-6	7-14-20	347
SIPC-7	1-8-21	445
Balance		$ 0.00